FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

April 13, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 - 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

April 13, 2004

Item 3.

Press Release

News release dated April 13, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

Lumina Copper Corp ("Lumina") announces the discovery of significant new mineralization in its reverse circulation ("RC") drill program at the company's Regalito Project in Central Chile.  To date, 12 RC holes have been drilled as part of a combined RC, and diamond drill ("DD") program that encompasses the 12 RC drill holes, three DD holes from surface and DD extension drilling on selective RC drill holes. REG 04-04, REG 04-09 and 04-13 are diamond drill holes from surface.

Item 5.

Full Description of Material Change

The Company announces the discovery of significant new mineralization in its reverse circulation ("RC") drill program at the company's Regalito Project in Central Chile.  To date, 12 RC holes have been drilled as part of a combined RC, and diamond drill ("DD") program that encompasses the 12 RC drill holes, three DD holes from surface and DD extension drilling on selective RC drill holes. REG 04-04, REG 04-09 and 04-13 are diamond drill holes from surface.

The primary focus of the drill program was to audit previous drilling programs carried out by Newmont, INCA/Nuigini and BHP and to test the depth and lateral extent of the known mineralization.  The RC drilling program has encountered significant intercepts of copper oxide and secondary copper sulfide mineralization that were not intersected in the previous drill programs.

The results of the RC drilling program are listed below:

	From	To	Length	Cu	Mineralization
Drill Hole	metres	metres	metres	%
REG 04-01	4.00	102.00	98.00	0.55	Oxides
	102.00	258.00	156.00	0.37	Secondary Sulfides

REG 04-02	70.00	110.00	40.00	0.45	Oxides
	110.00	284.00	174.00	0.33	Secondary Sulfides
REG 04-03	148.00	158.00	10.00	0.49	Oxides
	158.00	210.00	52.00	0.90	Secondary Sulfides
REG 04-05	32.00	70.00	38.00	0.53	Secondary Sulfides
	98.00	150.00	52.00	0.57	Secondary Sulfides
REG 04-06	42.00	150.00	108.00	0.46	Secondary Sulfides
REG 04-07	60.00	118.00	58.00	0.40	Secondary Sulfides
REG 04-08	34.00	114.00	80.00	0.53	Oxides
REG 04-10	30.00	70.00	40.00	0.89	Secondary Sulfides
REG 04-11	8.00	133.00	125.00	0.70	Secondary Sulfides
REG 04-12	28.00	100.00	72.00	0.43	Secondary Sulfides
REG 04-14	28.00	54.00	26.00	0.24	Oxides
	54.00	228.00	174.00	0.39	Secondary Sulfides
REG 04-15	116.00	144.00	28.00	0.32	Oxides

Drill Hole	Comments1
REG 04-01	Last 6 metres averaged 1.19% Cu. Hole to be deepened by Diamond Drilling.
REG 04-02	No comments.
REG 04-03	Last 10 metres averaged 0.70% Cu. Hole to be deepened by Diamond Drilling.
REG 04-05	Last 12 metres averaged 0.55% Cu. Hole to be deepened by Diamond Drilling.
REG 04-06	Hole to be deepened by Diamond Drilling.
REG 04-07	Hole to be deepened by Diamond Drilling.
REG 04-08	Hole to be deepened by Diamond Drilling.
REG 04-10	Last 36 metres averaged 0.93% Cu. Hole to be deepened by Diamond Drilling.
REG 04-11	Last 12 metres averaged 0.66% Cu. Hole to be deepened by Diamond Drilling.
REG 04-12	Last 12 metres averaged 0.47% Cu. Hole to be deepened by Diamond Drilling.
REG 04-14	Last 12 metres averaged 0.60% Cu. Hole to be deepened by Diamond Drilling.
REG 04-15	No comments.

In response to these initial drill results, the drilling program at Regalito has been extended.  Drilling will continue for as long as the weather allows, followed by an updated mineral resource estimate for the property compliant with the standards of National Instrument 43-101.

Copper-molybdenum mineralization at Regalito is associated with a cluster of dacitic porphyry intrusives, hydrothermal breccias, and a potassic and phyllic alteration system with a surface area of approximately 2,700 metres by 1,500 metres.  Previous drilling defined a

1 Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina Copper's secure facility located at the project.  The drill cuttings are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper and molybdenum content are determined by three-acid digestion and atomic absorption analysis.  Lumina Copper inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile.

A technical report, prepared by AMEC on December 12, 2003, provides an Independent Qualified Person's Review of the previous exploration work and mineral resource estimates carried out on Regalito.  This report can be viewed both on Lumina's website at www.luminacopper.com and on sedar at www.sedar.com.

classic weathered porphyry copper deposit with a leached cap, an oxide zone, a mixed oxide/sulphide zone and a sulphide zone.  Recent studies also suggest that this style of mineralization extends northwest and southeast from the area previously drilled providing optimism for lateral expansion of the deposit.

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President

Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 13th day of April, 2004.

LUMINA COPPER CORP.

Per:

"Robert Pirooz"

_______________________________

Robert Pirooz,

Vice President

NEWS RELEASE
TSX-V: LUM
"April 13-04"	NR:04-08

SIGNIFICANT DISCOVERY OF NEW MINERALIZATION AT REGALITO WITH SUBSTANTIAL TONNAGE POTENTIAL

Vancouver, British Columbia - Lumina Copper Corp announces the discovery of significant new mineralization in its reverse circulation ("RC") drill program at the company's Regalito Project in Central Chile.  To date, 12 RC holes have been drilled as part of a combined RC, and diamond drill ("DD") program that encompasses the 12 RC drill holes, three DD holes from surface and DD extension drilling on selective RC drill holes. REG 04-04, REG 04-09 and 04-13 are diamond drill holes from surface.

The primary focus of the drill program was to audit previous drilling programs carried out by Newmont, INCA/Nuigini and BHP and to test the depth and lateral extent of the known mineralization.  The RC drilling program has encountered significant intercepts of copper oxide and secondary copper sulfide mineralization that were not intersected in the previous drill programs.

Anthony Floyd, President, said "We are very impressed with the thickness, extent and consistency of copper oxide and secondary sulfide mineralization encountered in the RC holes.  The geometry of the intercepts suggest that the deposit could have tonnage potential greater than that previously reported by BHP. In addition, the progressive assay test work completed to date suggests that a very high percentage of the contained copper is leachable. "

The results of the RC drilling program are listed below:

	From	To	Length	Cu	Mineralization
Drill Hole	metres	metres	metres	%
REG 04-01	4.00	102.00	98.00	0.55	Oxides
	102.00	258.00	156.00	0.37	Secondary Sulfides
REG 04-02	70.00	110.00	40.00	0.45	Oxides
	110.00	284.00	174.00	0.33	Secondary Sulfides
REG 04-03	148.00	158.00	10.00	0.49	Oxides
	158.00	210.00	52.00	0.90	Secondary Sulfides
REG 04-05	32.00	70.00	38.00	0.53	Secondary Sulfides
	98.00	150.00	52.00	0.57	Secondary Sulfides
REG 04-06	42.00	150.00	108.00	0.46	Secondary Sulfides
REG 04-07	60.00	118.00	58.00	0.40	Secondary Sulfides
REG 04-08	34.00	114.00	80.00	0.53	Oxides
REG 04-10	30.00	70.00	40.00	0.89	Secondary Sulfides
REG 04-11	8.00	133.00	125.00	0.70	Secondary Sulfides
REG 04-12	28.00	100.00	72.00	0.43	Secondary Sulfides
REG 04-14	28.00	54.00	26.00	0.24	Oxides
	54.00	228.00	174.00	0.39	Secondary Sulfides
REG 04-15	116.00	144.00	28.00	0.32	Oxides

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

                                                             NEWS RELEASE

TSX-V:  LUM

Drill Hole	Comments[1]
REG 04-01	Last 6 metres averaged 1.19% Cu. Hole to be deepened by Diamond Drilling.
REG 04-02	No comments.
REG 04-03	Last 10 metres averaged 0.70% Cu. Hole to be deepened by Diamond Drilling.
REG 04-05	Last 12 metres averaged 0.55% Cu. Hole to be deepened by Diamond Drilling.
REG 04-06	Hole to be deepened by Diamond Drilling.
REG 04-07	Hole to be deepened by Diamond Drilling.
REG 04-08	Hole to be deepened by Diamond Drilling.
REG 04-10	Last 36 metres averaged 0.93% Cu. Hole to be deepened by Diamond Drilling.
REG 04-11	Last 12 metres averaged 0.66% Cu. Hole to be deepened by Diamond Drilling.
REG 04-12	Last 12 metres averaged 0.47% Cu. Hole to be deepened by Diamond Drilling.
REG 04-14	Last 12 metres averaged 0.60% Cu. Hole to be deepened by Diamond Drilling.
REG 04-15	No comments.

Map showing location of drill holes:

1 Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina Copper's secure facility located at the project.  The drill cuttings are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper and molybdenum content are determined by three-acid digestion and atomic absorption analysis.  Lumina Copper inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile.

A technical report, prepared by AMEC on December 12, 2003, provides an Independent Qualified Person's Review of the previous exploration work and mineral resource estimates carried out on Regalito.  This report can be viewed both on Lumina's website at www.luminacopper.com and on sedar at www.sedar.com.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

                                                             NEWS RELEASE

TSX-V:  LUM

In response to these initial drill results, the drilling program at Regalito has been extended.  Drilling will continue for as long as the weather allows, followed by an updated mineral resource estimate for the property compliant with the standards of National Instrument 43-101.

Copper-molybdenum mineralization at Regalito is associated with a cluster of dacitic porphyry intrusives, hydrothermal breccias, and a potassic and phyllic alteration system with a surface area of approximately 2,700 metres by 1,500 metres.  Previous drilling defined a classic weathered porphyry copper deposit with a leached cap, an oxide zone, a mixed oxide/sulphide zone and a sulphide zone.  Recent studies also suggest that this style of mineralization extends northwest and southeast from the area previously drilled providing optimism for lateral expansion of the deposit.

"The Copper Development Company"

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041